UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                            A. O. Smith Corporation
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                    831865209
                                 (CUSIP Number)

                 Wesley A. Ulrich c/o Smith Investment Company,
           11270 West Park Place, Milwaukee, WI  53224/(414) 359-4030
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  (See Item 4)
             (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

   Check the following box if a fee is being paid with the statement  [_].
   (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   Note:     Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          CUSIP No. 831865209


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Smith Investment Company  39-6043416

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]


     3   SEC USE ONLY


     4   SOURCE OF FUNDS*



     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

              Nevada

                     7  SOLE VOTING POWER
      NUMBER OF
                             1,039,384
        SHARES

                     8  SHARED VOTING POWER
     BENEFICIALLY

                             -0-
       OWNED BY

                     9  SOLE DISPOSITIVE POWER
         EACH

                             1,039,384
      REPORTING

        PERSON
                    10  SHARED DISPOSITIVE POWER
         WITH
                             -0-


    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,039,384

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]




    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              9.9%* (See Item 4)


    14   TYPE OF REPORTING PERSON*

              CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

   Item 1.   Security and Issuer.

        Security:  Common Stock, $1.00 par value ("Stock")

        Issuer:   A. O. Smith Corporation, a Delaware corporation

        Principal Executive Office:   11270 West Park Place
                                      Milwaukee, WI  53224


   Item 2.   Identity and Background of Reporting Person.

        (a)  Name:     Smith Investment Company, a Nevada corporation

        (b)  Business Address:   11270 West Park Place
                                 Milwaukee, WI  53224

        (c)  Present principal occupation:

             The principal business of the Reporting Person is to act as an operating company. It holds certain Stock and Class A Common Stock, $5 par value per share ("Class A Stock"), of the Issuer as elaborated in Item 5; operates a division, Belvedere Company, 1 Belvedere Boulevard, Belvidere, Illinois 61008-8596, which manufactures beauty salon furniture and fixtures; manages Berlin Industries, Inc., 175 Mercedes Drive, Carol Stream, Illinois 60188-9401, a wholly-owned subsidiary of the Reporting Person, which engages in commercial printing; and manages Central States Distribution Service, Inc., P.O. Box 682, 3401 Lynch Creek Drive, Danville, Illinois 61832, a wholly-owned subsidiary of the Reporting Person, which engages in trucking, packaging and public warehousing.

             The name, business address and present principal occupation or employment of each executive officer, director and controlling shareholder of the Reporting Person are set forth on Annex A.

        (d) During the last five years, neither the Reporting Person, nor any of its directors or executive officers, has been convicted in a criminal proceeding.

        (e) During the last five years, neither the Reporting Person, nor any of its directors or executive officers, has been a party to any civil proceeding of a judicial or administrative body as a result of which proceeding it was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

        (f)  Citizenship:   All individuals listed on Annex A are U. S.
             citizens.

   Item 3.   Source and Amount of Funds or Other Consideration.

        No purchases (and hence no funds or other consideration) are reflected herein.

   Item 4.   Purpose of Transaction.

        On January 19, 1998, the Issuer issued a press release (the "Release"), a copy of which is filed as Exhibit 1 hereto. Pursuant to the Release, the Reporting Person learned that the Issuer had acquired a significant portion of its own shares of Stock. As a result, the Reporting Person made a good faith effort to determine the current number of issued and outstanding shares of the Issuer's Stock and whether it should file an amendment to its Schedule 13D. The Reporting Person determined that the Issuer's acquisition of its own Stock increased the percentage of Issuer's Stock beneficially owned by the Reporting Person from 6.9% to 9.9%, based on the number of shares outstanding as of December 31, 1997. This increase was passive as the Reporting Person acquired no Stock of the Issuer, but, instead experienced an increase in beneficial ownership solely as a result of the Issuer acquiring its own Stock as part of an ongoing plan, on the part of the Issuer, to repurchase certain of its own shares of Stock.

        The Reporting Person has provided the foregoing disclosure for informational purposes only and does not thereby admit that the acquisition by the Issuer of its own stock is a "plan or proposal" of the Reporting Person. The position of the Reporting Person is that such transactions represent the plan and proposal of the Issuer and has been pursued only with the approval of the Issuer's Board of Directors.

        The Reporting Person does not have any present plans or proposals which relate to or would result in any of the items described in subparagraphs (a) through (j) of Item 4, Schedule 13D, other than as described above.

   Item 5.   Interest in Securities of the Issuer.

        (a)-(b) The Reporting Person beneficially owns an aggregate of 1,039,384 shares of Stock, representing 9.9% of the Issuer's issued and outstanding Stock as of December 31, 1997. The Reporting Person has sole voting and sole dispositive power over such shares. As of December 31, 1997, the Reporting Person owned 5,378,168 shares of Class A Stock, or approximately 92.4% of the outstanding shares of Class A Stock. The Reporting Person has sole power to vote and dispose of such shares.

        Mr. Glen R. Bomberger beneficially owns an aggregate of 16,440 shares of Stock, representing approximately 0.2% of the Issuer's issued and outstanding Stock as of December 31, 1997. Mr. Bomberger has sole voting and sole dispositive power over such shares. Mr. Bomberger also holds options for 200,900 shares of Stock, of which 184,700 were exercisable as of December 31, 1997.

        Mr. Jere D. McGaffey beneficially owns an aggregate of 300 shares of Stock, representing approximately 0.003% of the Issuer's issued and outstanding Stock as of December 31, 1997. Mr. McGaffey has sole voting and sole dispositive power over such shares.

        Mr. Arthur O. Smith is Chairman and Chief Executive Officer and a director of Smith Investment Company; during 1993, Mr. Lloyd B. Smith retired as Vice President and a director of Smith Investment Company.

        On December 31, 1997, Arthur O. Smith owned beneficially 118,445 shares, and his wife owned of record and beneficially 3,485 shares of the outstanding capital stock of the Reporting Person and 199,130 shares were held in various trusts for the benefit of the wife and issue of Arthur O. Smith. On December 31, 1997, Lloyd B. Smith owned beneficially 962 shares of the outstanding capital stock of the Reporting Person and 312,043 shares were held in various trusts for the benefit of the wife and issue of Lloyd B. Smith. In addition, Messrs. Smith were trustees of various trusts for the benefit of persons other than themselves, their wives and issue, which trusts held an aggregate of 501,910 shares of the capital stock of the Reporting Person outstanding on December 31, 1997. Messrs. Smith have shared investment and voting power on all trusts for which they are co-trustees. On all other trusts one or the other shares trust powers with at least one other person. The shares of capital stock of the Reporting Person held beneficially by Messrs. Smith and their wives, together with shares held by Messrs. Smith in trust for others comprised 68.5% of the 1,658,533 outstanding shares of capital stock of the Reporting Person on December 31, 1997. Messrs. Smith disclaim that any of the foregoing interests in the capital stock of the Reporting Person constitute beneficial ownership of any Stock of A. O. Smith Corporation.

        (c)  Not applicable.

        (d)  (See Item 6)

        (e)  Not applicable.

   Item 6.   Contracts, Etc.

        The Reporting Person has pledged 1,500,000 shares of Class A Stock (approximately 25.8% of the outstanding shares of Class A Stock as of December 31, 1997) beneficially owned by it to secure a note due 2003 issued by the Reporting Person to Aid Association for Lutherans (the "Pledgee"). Upon the occurrence of an event of default (including failure to pay principal when due), the Pledgee has the right to vote or, after notice, to sell the pledged shares of Class A Stock. The Pledgee also has, upon the occurrence of and during the continuation of an event of default, the right to receive dividends on the pledged Class A Stock. Further, under the agreement all of the shares of Class A Stock owned by the Reporting Person are subject to a negative pledge. For further information reference is made to Exhibit 3, the Pledge Agreement.

   Item 7.   Exhibits.

        1.   Press Release, dated January 19, 1998, of Issuer.

        2. Loan Agreement, dated June 15, 1993, between Smith Investment Company and Aid Association for Lutherans.

        3. Pledge Agreement, dated June 30, 1993, between Smith Investment Company and Aid Association for Lutherans.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated:    February 26, 1998.

                            Smith Investment Company



                            By:  /s/ Wesley A. Ulrich
                                 Wesley A. Ulrich
                                 Secretary and Treasurer

                                                                      Annex A

        The following table sets forth certain information about the executive officers and directors of Reporting Person.

                                                       Principal Occupation
            Name                   Position                or Employment

    A. O. Smith            Chairman, Chief Executive Chief Executive
                           Officer and Director      Officer of Smith
                                                     Investment Company
    J. D. McGaffey         Director                  Attorney at Law

    A. O. Smith, III       Director                  Employee of A. O.
                                                     Smith Corporation

    B. M. Smith            President and Director    President of Smith
                                                     Investment Company
    G. R. Bomberger        Vice President and        Executive Vice
                           Director                  President and Chief
                                                     Financial Officer of
                                                     A. O. Smith
                                                     Corporation

    W. A. Ulrich           Secretary and Treasurer   Secretary and
                                                     Treasurer of Smith
                                                     Investment Company
    H. M. Stratton, II     Director                  President and Chief
                                                     Executive Officer of
                                                     STRATTEC Security
                                                     Corporation

    L. B. Smith            Retired                   Retired

        The business address of each person listed above, other than Jere D. McGaffey and Harold M. Stratton, II, and Arthur O. Smith, III is 11270 West Park Place, Milwaukee, Wisconsin 53224. Mr. McGaffey's business address is Foley & Lardner, 777 E. Wisconsin Avenue, Milwaukee, Wisconsin 53202. Mr. Stratton's business address is STRATTEC Security Corporation, 3333 West Good Hope Road, Milwaukee, Wisconsin 53209. Mr. Smith's business address is A. O. Smith Corporation, 531 North 4th Street, Tipp City, Ohio 45371.

        Messrs. Arthur O. Smith and Lloyd B. Smith may be deemed to be controlling shareholders of the Reporting Person.